     Filed by Hilb Rogal & Hobbs Company
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

     Subject Company: Hilb Rogal & Hobbs
Company Commission File No. 000-15981

NEWS AND INFORMATION ABOUT THE INTEGRATION PLANS OF WILLIS AND HRH

MESSAGE FROM MELL

             By now, I’m sure many of you have heard from your regional, practice and office leaders about last week’s meeting in New York. It was a great session, and everyone left feeling charged up about our vision for the future and ready to share that excitement with all of you – the 7,400 people who work for Willis and HRH in North America.

             Our vision is clear. Together, we are going to become the best insurance brokerage company in the world and the Employer of Choice for the industry. We’ll get there by providing the best service and value to our clients, and by offering our Associates an environment that welcomes and nurtures their talent and helps them flourish.

             To become the best, we have to be a force for change in our industry. We need to shift the paradigm and do things differently. We must challenge the status quo.

             As we shared with the group last week, we have to lead the way in demanding better service for our clients. It’s not acceptable that it often takes months to get a policy delivered, or a claim paid. We have to change that. And we can do it by better coordinating our marketing efforts with carriers. Not only will we improve carrier performance, we’ll be able to demand more and get paid more while doing it.

             In addition, we need to centralize more of our administrative activities, so we’re able to focus all of our attention locally on serving clients. The process begins by learning everything we can about our clients’ businesses, then leveraging our global industry and marketplace knowledge to deliver the best solutions possible to meet client needs, right where they do business.

             That kind of dedicated service takes plenty of teamwork. In our combined company, everyone will help each other and look out for each other’s best interests because we know that Willis HRH is a team, and we’re working together for our clients and for the common good. We’ll operate under one flag – the Willis HRH flag – and that flag will fly higher than any other.

             As I’ve said before, this combination is all about growth. It’s about doubling our North American business, doubling our Employee Benefits business, expanding our middle market presence and strengthening our key practice areas.

             Certainly there are efficiencies to be realized in combining our two companies, but unlike other mergers, we’re going to do things differently. Others in our industry have focused, first and foremost, on cutting people costs, because it’s the biggest expense item and, for them, the quickest and easiest way to realize savings.

             Our integration teams are hard at work looking for ways to do things smarter and more efficiently, taking the best of both worlds, eliminating things that are no longer necessary or that don’t contribute directly to our success or the success of our clients. In the end, we want Willis HRH to be the most efficient insurance broker in North America, with the best and most highly motivated people, supported by the best systems, tools and resources, and working together to deliver the best service and value in our industry.

             It’s a great vision, and I know that, working together, we can achieve it.

             Best,

             /s/ Martin L. Vaughan, III

Forward-Looking Statements
This communication may contain forward-looking information regarding Willis Group Holdings Limited and Hilb Rogal & Hobbs Company and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis's and HRH's management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis's operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forwardlooking statements to reflect events or circumstances after the date of this communication.

Important Merger Information
In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’s website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.” Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.